Exhibit 99.1

Hafnia Limited - Commencement of trading and admission to trading on NYSE

9 April 2024

Reference is made to the announcement made by Hafnia Limited ("Hafnia" or the “Company”) on 27 March 2024, regarding the Company’s public filing of a registration statement with the U.S. Securities and Exchange Commission (the "SEC"), for its listing of the Company's common shares on the New York Stock Exchange ("NYSE"), the announcement 3 April 2024 regarding the approval by the NYSE for the U.S. listing and the announcement made on 4 April 2024 regarding suspension of the trading in the Company's common shares listed on the OSE (the "Trading Suspension"), to amend the registration structure for all its common shares to be primarily recorded and settled within the Depository Trust Company (“DTC”) in the United States and secondarily recorded and settled in Euronext Securities Oslo (the “VPS”) through a Central Securities Depository (“CSD”) link (the “Conversion”).

Hafnia is pleased to announce that its common shares will commence trading on NYSE from and including 9 April 2024. Further, the Conversion has now been successfully completed and the Trading Suspension, which has been in effect from the trading day on 5 April 2024 to and including 8 April 2024, has concluded. The Company's shares will resume normal trading from start of trading on the OSE today, 9 April 2024.

The Company’s common shares will be traded on the NYSE under the ticker code "HAFN" and on the OSE under the ticker code "HAFNI".

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For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to § 5-12 of the Norwegian Securities Trading Act.